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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2001

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

TAB Products Co. Tax Deferred Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

TAB Products Co. Tax Deferred Savings Plan
935 Lakeview Parkway, Suite 195
Vernon Hills, IL 60061

TAB Products Co. Tax Deferred Savings Plan
Financial Statements and
Supplemental Schedule
Years ended May 31, 2001 and 2000
Table of Contents

Page
Independent Accountants' Report	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule	8
Schedule of Assets Held for Investment Purposes at End of Year

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
TAB Products Co.
Tax Deferred Savings Plan

    We have audited the financial statements of the TAB Products Co. Tax Deferred Savings Plan (the Plan) as of May 31, 2001 and 2000, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
November 16, 2001

TAB PRODUCTS CO.
TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	May 31,
	2001	2000
Assets:
Investments, at fair value	$15,934,134	$17,050,701
Participant loans	347,419	415,355

Assets held for investment purposes	16,281,553	17,466,056
Employer's contribution receivable	43,693
Participants' contributions receivable	64,369
Non interest bearing cash account	6,276	867,161

Net assets available for benefits	$16,395,891	$18,333,217

See notes to financial statements.

TAB PRODUCTS CO.
TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended May 31,
	2001	2000
Additions to net assets attributed to:
Investment income:
Dividends and interest	$571,680	$130,985
Net realized and unrealized appreciation (depreciation) in fair value of investments	(1,551,151)	293,355

	(979,471)	424,340

Contributions:
Participants'	2,168,515	1,997,553
Employer's	608,648	763,866

	2,777,163	2,761,419

Total additions	1,797,692	3,185,759

Deductions from net assets attributed to:
Withdrawals and distributions	3,696,271	3,517,031
Administrative expenses	38,747	31,828

Total deductions	3,735,018	3,548,859

Net decrease	(1,937,326)	(363,100)
Net assets available for benefits:
Beginning of year	18,333,217	18,696,317

End of year	$16,395,891	$18,333,217

See notes to financial statements.

TAB PRODUCTS CO.
TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
MAY 31, 2001 AND 2000

NOTE 1—THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

    General—The following description of the TAB Products Co. Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan that was established in 1956 by TAB Products Co. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    Administration—The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data and Charles Schwab Trust Company (Charles Schwab) to act as the custodian and trustee. Substantially all expenses, other than the cost of the third-party administrator which is paid by the Plan, are paid by the Company.

    Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Basis of accounting—The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

    Forfeited accounts—Forfeited nonvested accounts as of May 31, 2001 and 2000 totaled approximately $71,000 and $45,000, respectively. These accounts will be used to reduce future employer contributions. In fiscal year 2001 and 2000, employer match contributions were reduced by approximately $51,000 in each year from forfeited nonvested accounts.

    Investments—Investments of the Plan are held by Charles Schwab and invested based solely upon instructions received from participants. Company matching contributions to the Plan are non-participant directed and are invested in shares of the Company's common stock.

    The Plan's investments in mutual funds and Company common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

    Income taxes—The Plan has been amended since receiving its latest favorable determination letter dated March 29, 1996. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

    Reconciliation of financial statements to Form 5500—The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from the Form 5500 accruing benefits payable, in the amount of approximately $755,000, at May 31,

2000. This amount has been reported as a liability in the Form 5500 filed with the Department of Labor.

    Risks and uncertainties—The Plan provides for various investment options in mutual funds, Company common stock and other investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2—RELATED PARTY TRANSACTIONS

    Certain Plan investments in mutual funds are managed by Charles Schwab, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3—PARTICIPATION AND BENEFITS

    Participant contributions—Participants may elect to have the Company contribute up to 15% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

    Each eligible employee who has not completed an enrollment election form will automatically be enrolled in the Plan on the first payroll period following their date of hire and the Company will make a deferral contribution on their behalf equal to 1% of their eligible compensation. Such contributions are invested in the Plan's investment options as determined by the Committee.

    Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

    Employer contributions—The Company makes matching contributions equal to 50% of each eligible participant's contribution up to a maximum of 3% of the participant's compensation. The Company is allowed to make discretionary matching contributions as determined each year by the Board of Directors. In addition, the Company may make a special matching contribution for the Plan years beginning June 1, 1999 through June 1, 2001 to qualified employees based on years of service. The Company may also make an incentive contribution equal to a percentage of the matching contribution for each participant if the Company's net profits (as defined in the Plan) exceed 5% of the Company's revenues for the Plan year. No discretionary or incentive contributions have been made for the years ended May 31, 2001 and 2000. The Company made a special matching contribution of approximately $62,000 and $111,000 for fiscal years 2001 and 2000, respectively. The Company's contributions are invested in the Company's common stock and may be made in the form of cash or common stock of the Company. Cash contributions are used to purchase shares of the Company's common stock on the open market (at the then prevailing market price), directly from the Company, or from other persons in private transactions. During fiscal 2001, Company contributions were made in cash and shares of the Company's common stock in amounts of approximately $124,000 and $485,000, respectively. During fiscal 2000 all Company contributions were made in cash.

    Vesting—Participants are immediately vested in their contributions and related earnings. Participants begin to vest after two years of service and are fully vested in the employer's matching contributions and incentive contributions allocated to their account after five years of credited service.

    Participant accounts—Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contributions, if any. Allocation of the Company's contribution is based on participant contributions, or eligible employee compensation, as defined in the Plan.

    Payment of benefits—Upon termination, the participant or beneficiary may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant's vested interest in their account. Distributions are in cash, except the participant may elect to have their investment in Company common stock distributed in whole shares of Company common stock. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

    Loans to participants—The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at May 31, 2001 carry interest rates which range from 8.75% to 10.50%.

NOTE 4—INVESTMENTS

    The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at May 31:

	2001		2000
Schwab Government Money Market Fund	$386,857		$14,773
Schwab Money Market Fund	2,534		72,709
Dreyfus Midcap Index Fund	429,907		219,777
Dreyfus S & P 500 Index Fund	795,974		770,065
Managers International Equity Fund	380,762		438,745
Managers Special Equity Fund	406,821		214,125
Morley Stable Value Fund	1,512,286		1,988,141
Russell Aggressive Strategy Fund	526,851		440,393
Russell Balanced Strategy Fund	1,896,558		1,380,179
Russell Conservative Strategy Fund	30,722		3,212
Russell Equity Aggressive Strategy Income Fund	5,785,494		7,484,437
Russell Moderate Strategy Fund	40,643		21,278
Schwab Total Bond Market Index Fund	1,176,860		1,261,307
Scudder Growth and Income Fund	211,980		133,164
TAB Products Co. Common Stock	2,349,885	*	2,608,396	*
Participant loans	347,419		415,355

Assets held for investment purposes	$16,281,553		$17,466,056

*Includes participant and non-participant directed amounts

    The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended May 31:

	2001	2000
Common stock	$(563,506)	$(921,093)
Mutual funds	(987,645)	1,214,448

	$(1,551,151)	$293,355

NOTE 5—NONPARTICIPANT-DIRECTED INVESTMENTS

    As discussed in Note 3, the Company's matching contributions are invested in Company common stock and cannot be transferred to other investment funds. As a result, the portion of the Company common stock that relates to employer contributions is a nonparticipant-directed investment. The net assets and significant components of the changes in net assets relating to Company common stock (which includes participant and nonparticipant-directed investments) are as follows:

	May 31,
	2001	2000
Net Assets:
Common stock	$2,349,885	$2,608,396

Changes in Net Assets:
Employer contributions	$633,736	$802,455
Employee contributions	42,883	51,983
Dividends received	82,817	75,638
Net realized and unrealized depreciation in fair value of investments	(563,506)	(921,093)
Withdrawals and distributions	(404,757)	(572,598)
Net transfers to participant-directed investments	(49,684)	(77,013)

Net decrease	(258,511)	(640,628)
Net assets beginning of year	2,608,396	3,249,024

Net assets end of year	$2,349,885	$2,608,396

NOTE 6—INVESTMENT IN COMPANY COMMON STOCK:

    As allowed by the Plan, participants may elect to invest a portion of their accounts in Company common stock. All Company contributions may be made in Company common stock or cash, which is used to purchase Company common stock in the open market. Aggregate investment in Company common stock at May 31, 2001 and 2000 was as follows:

May 31,	Number of Shares	Fair Value	Cost
2001	635,104	$2,349,885	$3,102,942
2000	545,195	$2,608,396	$3,008,549

NOTE 7—PLAN TERMINATION AND/OR MODIFICATION

    The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULE

TAB PRODUCTS CO.	EIN: 94-1190862
TAX DEFERRED SAVINGS PLAN	PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MAY 31, 2001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Schwab Government Money Market Fund	Money Market Fund		$386,857
*	Schwab Money Market Fund	Money Market Fund		2,534
	Dreyfus Midcap Index Fund	Mutual fund		429,907
	Dreyfus S & P 500 Index Fund	Mutual fund		795,974
	Managers International Equity Fund	Mutual fund		380,762
	Managers Special Equity Fund	Mutual fund		406,821
	Morley Stable Value Fund	Mutual fund		1,512,286
	Russell Aggressive Strategy Fund	Mutual fund		526,851
	Russell Balanced Strategy Fund	Mutual fund		1,896,558
	Russell Conservative Strategy Fund	Mutual fund		30,722
	Russell Equity Aggressive Strategy Income Fund	Mutual fund		5,785,494
	Russell Moderate Strategy Fund	Mutual fund		40,643
*	Schwab Total Bond Market Index Fund	Mutual fund		1,176,860
*	Scudder Growth and Income Fund	Mutual fund		211,980
*	Tab Products Co.	Common Stock	$3,102,942	2,349,885
*	Participant loans	Interest rates ranging from 8.75% to 10.50%		347,419

				$16,281,553

*
Parties in interest

EXHIBITS

23.1
Consent of Independent Accountants

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INDEPENDENT ACCOUNTANTS' REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES MAY 31, 2001
  EXHIBITS